HARRAH’S ENTERTAINMENT, INC.

HARRAH’S OPERATING COMPANY, INC.

One Caesars Palace Drive

Las Vegas, NV 89109

December 24, 2008

BY EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Julie Bell

Re:	Request for Effectiveness for
Harrah’s Entertainment, Inc. and Harrah’s Operating Company, Inc.
Registration Statement on Form S-4(File No. 333-154800)

Dear Ms. Bell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Harrah’s Operating Company, Inc. and Harrah’s Entertainment, Inc. hereby request acceleration of the effectiveness of the above-referenced Registration Statement to 11:00 a.m. on December 30, 2008, or as soon thereafter as possible. We confirm that we are aware of our responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

We acknowledge that: (i) should the U.S. Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HARRAH’S ENTERTAINMENT, INC.
HARRAH’S OPERATING COMPANY, INC.

By:	/s/ Michael D. Cohen
Michael D. Cohen
Vice President, Associate General Counsel and Secretary